PRINCETON SECURITY TECHNOLOGIES, INC.
303C College Road East
Princeton, New Jersey 08540
(609) 924-7310

October 15, 2010

David Burton
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:          Princeton Security Technologies, Inc.
File No. 333-141482
From 10-K for the year ended December 31, 2009

Dear Mr. Burton:

To assist the staff of the Commission in completing its review of the above referenced filing, the comments from your comment letter dated September 30, 2010, are quoted below and are followed in each case by the Company’s response thereto.  Unless otherwise indicated, the reference immediately preceding the Company’s response indicates the corrected or revised page where the response appears.

Form 10-K for the year ended December 31, 2009
Comment 1

We note your responses to prior comments 1, 2 and 4.  You indicate that such revisions will be made in future filings.  Please provide the revised disclosures in the amendments to your Form 10-K and  Forms 10-Q to be filed in response to the comments below.

Prior Comments 1, 2 and 4:
Form 10-K for the year ended December 31, 2009
Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations
Comment 1

Please revise future filings, including any amendment to this filing, to disclose the information relating to your liquidity and capital resources required by Items 303(a)(1)(2) of Regulation S-K.

Results of Operations
Comment 2

Please revise future filings, including any amendment to this filing, to discuss the underlying reasons for the changes in your revenues, cost of sales and operating expenses.  Separately discuss any material fluctuations in operations.  Please also expand your discussion to identify infrequent material transactions (e.g., other expense).  Refer to Item 303(a)(3) of Regulation S-K.

Item 9A(“l”), Controls and Procedures
Evaluation of Disclosure Controls and Procedures
Comment 4

We note your statement that a “controls system cannot provide absolute assurance, however, that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all controls issues and instances of fraud, if any, within a company have been detected.”  Please revise future filings, including any amendment to this filing, to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective  at that reasonable assurance level.  In the alternative remove the reverence to the level of assurance of your disclosure controls and procedures.  Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Response

The revised disclosure has been added.

Exhibits 31.1 and 31.2
Comment 2

Please refer to prior comment 5.  In light of the significance of the deficiencies noted in the certifications provide with the original Form 10-K for the year ended December 31, 2009 and Forms 10-Q as of March 31, and June 30, 2010, your amendments should have included the entire documents together with corrected certifications.  Please amend each of the Form 10-K and Forms 10-Q noted to provide the entire document along with currently dated and signed corrected certifications.

Response

The revised full version of the Form 10-K and 10-Q have been added.

Comment 3

Further to the above, we note that Exhibit 31.2 is signed by your “chief accounting officer.”  Rule 13a-14(a) required you to provide a signed certification from each of your principal executive officer and your principal financial officer, or persons performing similar functions.  In connection with the revised certifications, please clearly indicate whether this individual is the principal financial officer or person performing similar functions.  If not, revise to include a signed certification from the principal financial officer.

Response

The form has been changed to indicate the signer is the principal financial officer.

General
Comment 4

We note that your correspondence includes the requested written statement addressing acknowledgment of information requested in our comment letter dated August 19, 2010.  However, although this document identifies your chief executive officer as the addressee it was not signed electronically.  Please provide us with the acknowledgment in a written statement that includes the conformed signature of the chief executive officer.

Response

The conformed signature is included in this filing.

The company acknowledging that:

•  the company is responsible for the adequacy and accuracy and accuracy of the disclosure in the filing.

•  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the ﬁling; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or need additional information, please let me know.
.
Sincerely,
PRINCETON SECURITY TECHNOLOGIES, INC.

/s/ Juhani Taskinen, CEO

Juhani Taskinen, CEO